# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OBOOK HOLDINGS INC., CIK 0002025416
CUSIP: G67187107
Title of class of securities: Class A Common Shares
Address of issuer's principal executive offices: 9F., NO. 28, WENCHENG RD., BEITOU DIST., TAIPEI CITY, Taiwan (F5), 112
Date of event which requires filing of this statement: 10/16/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002114106-26-000001
Filed by CIK 0002114106

## Reporting persons
- HSIEH CHUNG HAN: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 10,200,000; shared voting power 0; sole dispositive power 10,200,000; shared dispositive power 0; aggregate amount beneficially owned 10,200,000 (21.3% of the class)
  Comment: (1) Consists of 200,000 Class A Common Shares and 10,000,000 Class B Common Shares beneficially owned by the Reporting Person.
  
  (2) Each Class B Common Share is convertible at any time into one Class A Common Share.
  
  (3) The percent of class reported herein is based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person by (b) the sum of (i) 37,899,671 Class A Common Shares outstanding and (ii) 10,000,000 Class B Common Shares beneficially owned by the Reporting Person. The Class B Common Shares are treated as converted into Class A Common Shares solely for the purpose of computing the percentage ownership reported herein.
  
  (4) Each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The percentage ownership reported herein does not reflect the ten-for-one voting power of the Class B Common Shares. Accordingly, the Reporting Person may have greater voting power than the percentage ownership reported herein.
  
  (5) The information reported herein is based on the Issuer's share capital as of December 31, 2025.

## Item 1. Issuer
Name of issuer: OBOOK HOLDINGS INC.
Address of issuer's principal executive offices: 9F., NO. 28, WENCHENG RD., BEITOU DIST., TAIPEI CITY, TAIWAN, 112.

## Item 2. Person Filing
Name of person filing: HSIEH CHUNG HAN
Address of principal business office or, if none, residence: 9F., NO. 28, WENCHENG RD., BEITOU DIST., TAIPEI CITY 112, TAIWAN
Citizenship: TAIWAN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10,200,000 (1)(2)(5)
Percent of class: 21.3% (2)(3)(4)(5)
Sole power to vote or to direct the vote: 10,200,000 (1)(2)(5)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,200,000 (1)(2)(5)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HSIEH CHUNG HAN: /s/ HSIEH CHUNG HAN, Individual (03/11/2026)
Comment: (1) Consists of 200,000 Class A Common Shares and 10,000,000 Class B Common Shares beneficially owned by the Reporting Person.

(2) Each Class B Common Share is convertible at any time into one Class A Common Share.

(3) The percent of class reported herein is based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person by (b) the sum of (i) 37,899,671 Class A Common Shares outstanding and (ii) 10,000,000 Class B Common Shares beneficially owned by the Reporting Person. The Class B Common Shares are treated as converted into Class A Common Shares solely for the purpose of computing the percentage ownership reported herein.

(4) Each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The percentage ownership reported herein does not reflect the ten-for-one voting power of the Class B Common Shares. Accordingly, the Reporting Person may have greater voting power than the percentage ownership reported herein.

(5) The information reported herein is based on the Issuer's share capital as of December 31, 2025.